SEC FILE NUMBER
0-13203

CUSIP NUMBER
502100100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One) ☐ Form 10-K ☐ Form 20-F ☑ Form 11-K ☐ Form 10-Q ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
LNB Bancorp, Inc. (The Lorain National Bank Employee Stock Ownership Plan.)
Full Name of Registrant
Not applicable
Former Name if Applicable
457 Broadway

Address of Principal Executive Office (STREET AND NUMBER)
Lorain, OH 44052-1769

City, State and Zip Code
PART II — RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.
(Attach extra Sheets if Needed)
LNB Bancorp, Inc. (the “Company”) is unable to timely file its Annual Report on Form 11-K for the fiscal year ended December 31, 2006 relating to The Lorain National Bank Employee Stock Ownership Plan without unreasonable effort or expense due to unforeseen delays in the preparation of the financial statements by management and subsequent review by the Company’s auditors.
PART IV — OTHER INFORMATION
1.	Name and telephone number of person to contact in regard to this notification

Sharon L. Churchill (Name)	440 (Area Code)	244-7104 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s). ☑ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:
LNB Bancorp, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2007	By:	/s/ Sharon L. Churchill
Sharon L. Churchill
Chief Financial Officer